Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS Q1 2017 RESULTS INCLUDING HIGHLIGHTS FROM

SUCCESSFUL WINTER 2017 EXPLORATION PROGRAMS

Toronto, ON – May 2, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the period ended March 31, 2017. Both documents are available on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.

David Cates, President and CEO of Denison commented “Denison was very active in the first quarter of 2017 on multiple fronts. In the field at Wheeler River, we are continuing to see very encouraging results from the Gryphon D series of lenses – where we intersected over 22 metres of high-grade uranium mineralization in a single hole. This supports our view that the Gryphon D series lenses could provide a meaningful increase to the resources currently estimated at Gryphon and may ultimately also enhance what are already compelling project economics. Infill drilling at Gryphon, required for the completion of a Pre-Feasibility Study, has also returned encouraging results and remains on track for completion during the summer exploration program.

Beyond our successes in the field, the Company completed three very important transactions during the first quarter – bringing considerable financial stability to the Company, despite what continues to be a turbulent uranium market. With an agreement to increase our interest in our flagship Wheeler River project to up to approximately 66% by the end of 2018, we have provided shareholders with increased leverage to the project, while still retaining the support of our existing joint venture partners. In addition, we have fortified our balance sheet by raising over CAD$63.5M in capital during the quarter – with the large majority from a non-dilutive source.”

Q1 2017 PERFORMANCE HIGHLIGHTS

◾	Extended high-grade mineralization within the Gryphon D series of lenses at Wheeler River

Drill holes testing for additional mineralization within the D series lenses intersected significant radiometric equivalent grades (“eU3O8”) including 1.9% eU3O8 over 18.7 metres and 3.1% eU3O8 over 3.4 metres in drill hole WR633-D3, and 2.9% eU3O8 over 1.7 metres and 7.5% eU3O8 over 1.2 metres in drill hole WR-689. Drill holes WR-633D3 and WR-689 are located approximately 26 metres down-dip and 17 metres up-dip, respectively, of WR-641, a previous drill hole which intersected 5.3% U3O8 over 11.0 metres. As the D series of mineralized lenses are not included in the current resources estimated for the Gryphon deposit, these results continue to illustrate the potential for a meaningful increase in estimated resources at the Gryphon deposit.

◾	Continued infill drilling, to increase the confidence of current resources estimated for the Gryphon deposit, returned confirmatory high-grade and thick intersections

A total of 22 infill holes, of approximately 40 holes required to upgrade the current Gryphon resource to an indicated level of confidence, have been completed to date – with the balance expected to be completed as part of the Company’s upcoming summer drill program. The radiometric equivalent grade results received from the winter 2017 drill program continued to confirm continuity and high-grades of the Gryphon A, B and C series of mineralized lenses that are included in the current resource estimate for the deposit. Highlight intersections from infill drilling, completed during Q1 2017, include 5.9% eU3O8 over 6.2 metres and 3.9% eU3O8 over 7.1 metres.

◾	Executed Agreement to Increase Ownership of Wheeler River Project Up to 66%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture that is expected to result in an increase in Denison’s ownership of the Wheeler River project to up to approximately 66% (currently 60%) by the end of 2018. Under this agreement, Denison will fund 50% of Cameco Corp.’s ordinary 30% share of joint venture expenses in 2017 and 2018.

◾	Closed non-dilutive financing for gross proceeds of CAD$43.5 million, providing financial flexibility to fund future project development activities

In February 2017, Denison closed a financing arrangement for gross proceeds of CAD$43.5 million, which has monetized Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of certain ore from the Cigar Lake mine (the “Toll Milling Transaction”). Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (“MLJV”) and the McClean Lake mill, but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River to the completion of a bankable feasibility study and ultimately project financing for the Wheeler River project.

◾	Obtained financing for the Company’s 2018 Canadian exploration activities

In March 2017, Denison completed a private placement of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,000,290). The financing included (1) a “Common Share” offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share; (2) a “Tranche A Flow-Through” offering of 8,482,000 flow-through shares at a price of CAD$1.12 per share; and (3) a “Tranche B Flow-Through” offering of 4,065,000 flow-through shares at a price of CAD$1.23 per share. The proceeds from the flow-through tranches of the financing will be used to fund Canadian exploration activities through to the end of 2018.

ABOUT DENISON

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering approximately 360,000 hectares in the Athabasca Basin region, including 337,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit, and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division (“DES”) and is the manager of Uranium Participation Corp. (“UPC”), a publicly traded company, which invests in uranium oxide and uranium hexafluoride.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at March 31, 2017	As at December 31, 2016

Financial Position of Continuing Operations:
Cash and cash equivalents	$43,548	$11,838

Working capital	$38,128	$9,853
Property, plant and equipment	$188,776	$187,982
Total assets	$260,146	$217,423
Total long-term liabilities	$64,035	$37,452

	2017	2016
(in thousands, except for per share amounts)	Q1	Q1

Continuing Operations:
Total revenues	$2,601	$3,330
Net loss	$(646)	$(4,445)
Basic and diluted loss per share	$-	$(0.01)

RESULTS OF CONTINUING OPERATIONS

Revenues

On February 13, 2017, Denison closed the Toll Milling Transaction under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000), in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (“CLJV”) from July 1, 2016 onwards. The upfront payment has been accounted for as deferred revenue. The Company’s share of toll milling revenue for January 2017, prior to the closing of the Toll Milling Transaction, of $444,000 was recognized as toll milling revenue in Q1 2017. Following the closing of the arrangement, the Company recognized $354,000 in additional toll milling revenue from the draw-down of deferred revenue.

Revenue from DES during Q1 2017 was $1,496,000, while revenue from the Company’s management contract with UPC was $307,000.

Operating expenses

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs. Operating expenses during Q1 2017 were $1,056,000, including $932,000 of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV.

Operating expenses at DES during Q1 2017 totaled $1,378,000 and relate primarily to care and maintenance and environmental consulting services provided to clients and includes labour and other costs.

Exploration and Evaluation

The Company’s focus remains on the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada, with a significant portfolio of projects covering over 337,000 hectares in the region. Denison’s share of exploration and evaluation expenditures was $4,210,000 during Q1 2017.

Wheeler River Project

Denison’s share of exploration costs at Wheeler River amounted to $1,934,000 during Q1 2017. The winter 2017 drilling program was focused on two objectives: continued infill and delineation drilling on the Gryphon deposit, in order to upgrade the current inferred resources to an indicated level of confidence, and exploration drilling outside of the current resources estimated for the Gryphon deposit, with the aim of discovering additional resources. The winter 2017 drilling program was completed in early April 2017, with a total of 14,732 metres drilled in 26 holes. Further details of the winter 2017 result are provided in Denison’s press releases dated March 29, 2017 and April 20, 2017.

Exploration Drilling Outside of the Gryphon Resource

Nine holes totalling 6,330 metres were completed outside of the mineralized zones making up the current resources estimated for the Gryphon deposit, including four holes targeting the horizon of the Gryphon D series lenses, and five holes down-dip of the A and B series lens mineralization included in the resource estimate. The four holes completed within the D series lenses were designed to test the continuity of mineralization between the previous exploration holes, which were completed on an approximate 50 x 50 metre spacing. The D series lenses are not included in the current resource estimate for the Gryphon deposit and occur footwall, and within 200 metres to the north and northwest, of the A, B and C series lenses. The four holes were centred around previous drill hole WR-641, which intersected 5.3% U3O8 over 11.0 metres, including 12.6% U3O8 over 4.5 metres (see Denison’s press release dated May 26, 2016). Drill holes WR-633D3 and WR-689, located approximately 26 metres down-dip and 17 metres up-dip of WR-641 respectively, returned multiple intersections of high-grade mineralization within the D series lenses, including 1.9% eU3O8 over 18.7 metres and 3.1% eU3O8 over 3.4 metres in drill hole WR633-D3. Additionally, new mineralization within the A, B and C series planes has been discovered while testing the D series of lenses. This includes a B series lens intersection of 2.7% eU3O8 over 1.9 metres in drill hole WR-689, located approximately 125 metres southwest along strike of WR-507D2, which included an intersection of 19.31% U3O8 over 1.0 metre (see Denison’s press release dated November 17, 2016).

Evaluation Program / PFS Activities

Denison’s share of evaluation costs at Wheeler River amounted to $287,000 for Q1 2017, and mainly related to the various engineering data collection activities, including geotechnical and hydrogeological work, engineering investigations into alternate mining methods at Phoenix, and options for shaft and vent raise excavation at both Gryphon and Phoenix. The Company also advanced its environmental baseline programs, and continued with the community consultation and engagement process.

Exploration Pipeline Properties

During the 2017 winter season, eight other exploration programs on Denison properties (outside of Wheeler River) were carried out, with seven operated by Denison. These included four drilling programs (three operated by Denison) as well as geophysical surveying. While spending on these exploration pipeline projects has generally been reduced, exploration activities continue to deliver encouraging results – in many cases, warranting follow-up. Highlights include the following:

At Waterbury Lake (Denison 63.01% interest and operator), nine drill holes totaling 4,803 metres were completed in Q1 2017 to test targets at the unconformity along the Hamilton Lake trend. The results confirmed strike continuity of a significant graphitic fault zone in the basement rocks, with associated structured and altered overlying sandstone. Drill hole WAT17-438, which optimally intersected the basement graphitic fault zone at the unconformity, intersected 0.09% eU3O8 over 0.6 metres at the unconformity, with an associated alteration plume. The Hamilton Lake trend is interpreted to extend over 13 kilometres in strike, and remains a high priority for exploration in the future.

At Murphy Lake (Denison 78.96% interest and operator), Denison completed a nine hole drill program, totaling 3,433 metres, with a primary focus on testing the Dalton Lake trend both to the east and west along strike where alteration remained open and untested targets were evident in the ground geophysical and geochemical datasets. Additional drilling was completed to evaluate other high priority targets associated with parallel trends in the area. The winter 2017 drilling program successfully extended the known alteration system over a continuous strike length of 1.8 kilometres, though no significant radioactivity or uranium mineralization was encountered.

At Crawford Lake (Denison 100% interest), one 519 metre drill hole (CR-17-29) was completed during winter 2017 to utilize ice formation to test a target occurring below a lake. The single hole was completed on the CR-3 conductive trend targeting a ‘structural bend’ interpreted from ground geophysical data. Drill hole CR-17-29 intersected weakly elevated total gamma radioactivity (280 counts per second) at the unconformity and a graphitic unit with faults at 43 metres and 52 metres below the unconformity.

General and administrative expenses

Total general and administrative expenses were $2,331,000 during Q1 2017. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. It also includes $1,049,000 in non-recurring project costs associated with the Toll Milling Transaction.

Other Income

During Q1 2017, the Company recognized gains of $3,508,000 in other income. The gains in the current period were predominantly due to gains on investments carried at fair value, of $2,938,000, driven by favourable mark-to-market adjustments on the Company’s investments in GoviEx Uranium Inc. and Skyharbour Resources Ltd.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $43,548,000 at March 31, 2017. The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars, amounting to CAD$57.9 million.

Denison has restricted cash of $7,384,000, largely due to the terms of the Company’s revolving term credit facility with the Bank of Nova Scotia (“BNS”), which is restricted to non-financial letters of credit in support of reclamation obligations. The facility was extended and amended on January 31, 2017, and requires the Company maintain CAD$9,000,000 pledged restricted cash on deposit at BNS.

OUTLOOK FOR 2017

During Q1 2017, the Company increased its corporate administration and other expenses included in the 2017 Outlook by $770,000, primarily because of the non-recurring project costs incurred in Q1 2017 related to the Toll Milling Transaction. The remainder of the 2017 outlook remains unchanged from the Company’s previously disclosed 2017 budget.

For more information, please contact

David Cates	(416) 979 – 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

QUALIFIED PERSON, ASSAY PROCEDURES AND FURTHER DETAILS

The disclosure of scientific or technical information regarding Denison’s properties in this press release was prepared by, or reviewed and approved by, Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

Grade results reported herein as “eU3O8” refer to radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe. Radiometric equivalent U3O8 results are preliminary in nature and all mineralized intervals have been sampled and submitted for chemical U3O8 assay in accordance with Denison’s technical procedures. All Gryphon drill holes reported herein were drilled at a high angle to mineralization to allow for better evaluation of true thicknesses which are expected to be approximately 75% of the intersection lengths. For further details regarding the description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 23, 2017 available under Denison’s profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; use of proceeds from financing activities; expectations regarding further studies on material properties, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; expectations regarding Denison’s ownership interests and continuity of agreements with its partners; expectations regarding the provision of management services to UPC; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison’s share of same; and exploration, development and expansion plans and objectives and statements regarding anticipated budgets. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 23, 2017 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.